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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Takes Aim at Air Freight Market – Launches E190F and E195F Passenger to Freight Conversions

São José dos Campos, Brazil, March 7th, 2022 – Today Embraer enters the air freight market with the launch of the E190F and E195F Passenger to Freight Conversions (P2F). The E-Jets freighters are designed to meet the changing demands of e-commerce and modern trade that require fast deliveries and decentralised operations. Embraer is offering the unbeatable cargo economics and flexibility that rightsized jets provide.

“Perfectly positioned to fill the gap in the freighter market between turboprops and larger narrowbody jets, our P2F E-Jet conversion hits the market as the demand for airfreight continues to takeoff, and as e-commerce and trade in general undergoes a global structural transformation,” said Arjan Meijer, President and CEO Embraer Commercial Aviation.

The full freighter conversion is available for all pre-owned E190 and E195 aircraft, with entry into service expected in early 2024. Embraer sees a market for this size of airplane of approximately 700 aircraft over 20 years.

This initiative comes as Embraer addresses three major opportunities:

•	Current small narrowbody freighter airframes are aged, inefficient, highly polluting, and well within their retirement window;
•	The ongoing transformation of the intersection between commerce, trade, and logistics, has led to unprecedented demand for airfreight across the board, and more so for same day deliveries and decentralised operations; the perfect mission for E-Jet sized freighters;

•       The earlier E-Jets that entered service around 10-15 years ago are now emerging from longterm leases and beginning their replacement cycle, continuing over the coming decade. The full cargo conversion will extend the life of the most mature E-Jets by another 10 to 15 years, and encourage their replacement with more efficient, more sustainable, and quieter aircraft.

Embraer’s E-Jet P2F conversions will deliver headturning performance and economics. The E-Jet Freighter will have over 50% more volume capacity, three times the range of large cargo turboprops, and up to 30% lower operating costs than narrowbodies.

“The E-Jet air freighters will provide fast, reliable, and cost effective service to freight forwarders, extend the revenue earning life of E-Jets, support E-Jets’ asset values, and create a strong business case encouraging the replacement of earlier aircraft with modern, more efficient, passenger aircraft,” said Johann Bordais, President & CEO, Embraer Services and Support. “With more than 1,600 E-Jets delivered globally, customers of this new freighter segment will benefit from well established, mature, global services network, in addition to a comprehensive portfolio of products ready to support their operation from day one.”

The conversion to freighter will be performed at Embraer’s facilities in Brazil and includes: main deck front cargo door; cargo handling system; floor reinforcement; Rigid Cargo Barrier (RCB) – 9G Barrier with access door; cargo smoke detection sytem, including class “E” extinguishers in upper cargo compartment; Air Management System changes (cooling, pressurization, etc); interior removal and provisions for hazardous material transportation. The E190F can handle a payload of 23,600lb (10,700kg) while the E195F a payload of 27,100 lb (12,300 kg).

For more information, visit: https://www.embraercommercialaviation.com/commercial-jets/e190f-e195f-freighter/

Follow us on Twitter: @Embraer

About Embraer

Embraer is a global aerospace company headquartered in Brazil. It manufactures aircraft for Commercial and Executive aviation, Defense & Security, and Agricultural customers. The company also provides after-sales services & support through a worldwide network of wholly-owned entities and authorized agents.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and is the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers across the Americas, Africa, Asia, and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2022

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations